Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Post Effective Amendment No. 1 to Form F-1 No. 333-295577) and related Prospectus of Azul S.A. for the proposed offer and resale of up to 372,434,435 common shares of Azul S.A. and to the incorporation by reference therein of our report dated May 15, 2024, with respect to the consolidated financial statements for the year ended December 31, 2023 (before the effects of the adjustments to retrospectively apply the change in earnings (loss) per share) of Azul S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG
Auditores Independentes S/S Ltda.

São Paulo, Brazil

August 28, 2026.